[Letterhead of Sutherland Asbill & Brennan LLP]

January 9, 2009

Ms. Christina L. DiAngelo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Registration Statement on Form N-2 (File No. 333-147937)

Dear Ms. DiAngelo:

During our recent conversation, you requested that Solar Capital Ltd. (the “Company”) update the disclosure set forth in the “Fees and Expenses” section of its registration statement on Form N-2 (File No. 333-147937) (the “Registration Statement”) to include specific percentage estimates in the tabular disclosure set forth therein. Pursuant to your request, please find attached a draft revised “Fees and Expenses” section containing the requested information. The Company intends to include the attached revised disclosure in the next pre-effective amendment to its Registration Statement.

If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (202) 383-0515.

Sincerely,

/s/ John J. Mahon

John J. Mahon

Enclosure

cc:	James E. O’Connor, Esq.
Division of Investment Management

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Solar Capital,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in Solar Capital Ltd.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)		%(1)
Offering expenses borne by us (as a percentage of offering price)		%(2)
Dividend reinvestment plan expenses	None	(3)

Total stockholder transaction expenses (as a percentage of offering price)		%(2)

Annual expenses (as a percentage of net assets attributable to common stock):
Base management fee	2.17	%(4)
Incentive fees payable under our Investment Advisory and Management Agreement	0.40	%(5)
Interest payments on borrowed funds	0.27	%(6)
Other expenses (estimated)	0.65	%(7)

Total annual expenses (estimated)	3.49%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. See Note 6 below for additional information regarding certain assumptions regarding our level of leverage. In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$31	$90	$150	$314

(1)	In the event that the shares of common stock to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.
(2)	The prospectus supplement corresponding to each offering will disclose the applicable offering expenses and total stockholder transaction expenses.
(3)	The expenses of the dividend reinvestment plan would be included in “other expenses.”
(4)	Our base management fee under the Investment Advisory and Management Agreement is based on our gross assets, which is defined as all the assets of Solar Capital, including those acquired using leverage. See “Investment Advisory and Management Agreement.”
(5)	Assumes that annual incentive fees earned by our investment adviser, Solar Capital Partners, remain consistent with the incentive fees earned by Solar Capital Partners for the nine months ended September 30, 2008, on an annualized basis. The incentive fee consists of two parts:

The first part, which was payable quarterly in arrears beginning with the quarter ended March 31, 2007, equals 20% of the excess, if any, of our “Pre-Incentive Fee Net Investment Income” that exceeds a 1.75% quarterly (7.00% annualized) hurdle rate, which we refer to as the Hurdle, subject to a “catch-up” provision measured at the end of each calendar quarter. The first part of the incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. The operation of the first part of the incentive fee for each quarter is as follows:

•	no incentive fee is payable to our investment adviser in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the Hurdle of 1.75%;

•

100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle but is less than 2.1875% in any calendar quarter (8.75% annualized) is payable to our investment adviser. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the Hurdle but is less than 2.1875%) as the “catch-up.” The “catch-up” is meant to provide our investment adviser with 20% of our Pre-Incentive Fee Net Investment Income, as if a Hurdle did not apply when our Pre-Incentive Fee Net Investment Income exceeds 2.1875% in any calendar quarter; and

•

20% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized) is payable to our investment adviser (once the Hurdle is reached and the catch-up is achieved, 20% of all Pre-Incentive Fee Investment Income thereafter is allocated to our investment adviser).

The second part of the incentive fee equals 20% of our “Incentive Fee Capital Gains,” if any, which equals our realized capital gains on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. The second part of the incentive fee is payable, in arrears, at the end of each calendar year (or upon termination of the Investment Advisory and Management Agreement, as of the termination date), commencing with the period ending December 31, 2007. For a more detailed discussion of the calculation of this fee, see “Investment Advisory and Management Agreement.”

(6)	We borrow funds from time to time to make investments. The costs associated with our outstanding borrowings are indirectly born by our investors. For purposes of this section, we have assumed that our interest payments on borrowed funds remain consistent with our estimates for the fiscal year ended December 31, 2008. As of September 30, 2008, we had $200 million available to us under our revolving credit facility (which allows for a commitment increase up to $600 million), $200 million available to us under our warehouse credit facility (which allows for a commitment increase up to $750 million), and borrowings of approximately $47.2 million outstanding under our revolving credit facility. As of December 31, 2008, we had no borrowings outstanding under our revolving credit facility. We may also issue preferred stock, subject to our compliance with applicable requirements under the 1940 Act.
(7)	“Other expenses” are based on estimated amounts for the fiscal year ended December 31, 2008 and include our estimated overhead expenses, including payments under our Administration Agreement based on our estimated allocable portion of overhead and other expenses incurred by Solar Capital Management in performing its obligations under the Administration Agreement. See “Administration Agreement.”

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the Investment Management Agreement, which, assuming a 5% annual return, would either not be payable or would have an insignificant impact on the expense amounts shown above, is not included in the example. This illustration assumes that we will not realize any capital gains (computed net of all realized capital losses and unrealized capital depreciation) in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses and returns to our investors would be higher. In addition, the example assumes no sales load. Also, while the example assumes reinvestment of all dividends at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the dividend payment date, which may be at, above or below net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.